

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 4, 2017

Via E-mail
Stephen R. LaNeve
Chief Executive Officer
Bone Biologics Corporation
2 Burlington Woods Drive, Ste 100
Burlington, MA 01803

>   **Re: Bone Biologics Corporation**
>   **Post-Effective Amendment to Form S-1**
>   **Filed September 8, 2017**
>   **File No. 333-212892**
>   **Post-Effective Amendment to Form S-1**
>   **Filed September 8, 2017**
>   **File No. 333-200156**

Dear Mr. LaNeve:

We have limited our review of your post-effective amendments to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note your prospectus cover discloses that shares of your common stock are quoted on the OTC Pink and that the selling shareholders may sell the shares in negotiated transactions, at market prices prevailing at the time of sale or at negotiated prices. Being quoted on the OTC Pink does not satisfy the requirement that there be an established public trading market in order for selling shareholders to offer their shares at other than a fixed price. Therefore, please revise your post-effective amendments to reflect the fixed price at which the shares will be offered, or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: David L. Ficksman, Esq.
       TroyGould PC